Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-77509 and No. 333-79605 on Form S-8 of our reports dated March 7, 2006, relating to the consolidated financial statements of Navigant International, Inc. (which report expresses an unqualified opinion on such financial statements and includes an explanatory paragraph referring to the Company’s change in its method of accounting for earnings per share to conform to the provisions of EITF 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share) and management’s report on the effectiveness of internal control over financial reporting, appearing in this Annual Report on Form 10-K of Navigant International, Inc. for the year ended December 25, 2005.

/s/ Deloitte & Touche LLP

Denver, Colorado

March 7, 2006